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                                                        SEC File Number: 0-25005
                                                          Cusip Nos. 962433 10 8
                                                              and 962433 11 6

                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

           [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: January 31, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:   N/A
                                                          ----------------------

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                                ----------------


Part I - Registrant Information

           Full Name of Registrant:   What a World!, Inc.
                                      ------------------------------------------
           Former name if applicable: N/A
                                      ------------------------------------------

           Address of Principal
           Executive Office (Street and Number): P.O. Box 20125
                                                 -------------------------------
                                                 Tampa, Florida  33622
                                                 -------------------------------


Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant

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         to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         On May 22, 1997, the Registrant consummated the sale of substantially all of its operating assets. Since the consummation of such transaction, the Registrant has significantly reduced its staff and, as a part of such staff reduction, employs its Chief Financial Officer only on a part-time basis. In addition, the Registrant is currently in the process of changing its independent accountant. As a result of the foregoing, the Registrant has been unable to compile all financial and other information needed for completion of the Form 10-KSB and obtain an audit thereof by May 1, 1998.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Brian S. Lappin              (813)                        577-9366
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         (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12


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         months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes    [ ] No

         Explanation of the anticipated change:

         As described above, the Registrant consummated the sale of substantially all of its operating assets on May 22, 1997. As a result of the sale, and the discontinuance of the Company's specialty retail operations, the Company's operating expenses have been reduced substantially and, although the Registrant will record a loss from operations for the year ended January 31, 1998, the amount of such loss is expected to be improved over the loss from operations from the prior fiscal year. The Company is in the process of determining the amount of such change in its results of operations.


                               WHAT A WORLD!, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 1, 1998                          /s/ Brian S. Lappin
                                            --------------------------
                                            Brian S. Lappin
                                            Vice President-Finance and
                                            Chief Financial Officer




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